

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

# NEWS RELEASE

**FOR IMMEDIATE RELEASE**

April 30, 2015

**Contact:** Edward G. Sloane
Chief Financial Officer and Treasurer
(740) 373-3155

## PEOPLES BANCORP INC. REPORTS 1ST QUARTER RESULTS

### INCLUSIVE OF $9.6 MILLION OF PRE-TAX ACQUISITION CHARGES

**Summary first quarter 2015 results:**

- *Net loss of $0.7 million, or $0.04 per diluted common share, for the first quarter of 2015.*
  - Pre-tax earnings were impacted during the quarter by the following non-core charges:
    - Acquisition charges of $9.6 million were reported for the quarter, compared to $0.2 million a year ago.
    - Pension settlement charges of $269,000 were incurred during the quarter, versus $486,000 a year ago.
  - The 1,847,826 common shares issued on August 7, 2014 to fund, in part, the cash consideration for the NB&T acquisition adversely impacted diluted earnings per common share by $0.04 for the quarter, as the acquisition did not close until March 6, 2015.
  - Adjusted for the non-core charges, net income was $6.3 million, or $0.43 per diluted common share.
- *Total revenue grew 28% year-over-year, and 9% over the linked quarter.*
  - Year-over-year revenue growth was driven by net interest income.
    - Net interest income increased $5.9 million due largely to loan growth and accretion income from acquisitions completed to date.
    - Net interest margin expanded 11 basis points to 3.46%.
    - Non-interest income grew 12% year-over-year, due largely to the 29% growth in electronic banking income, combined with growth in insurance, and trust and investment income of 5% and 11%, respectively.
  - Linked quarter revenue growth was driven by non-interest income.
    - Insurance income increased $1.4 million due to performance-based commissions.
    - Net interest income increased 6% over the linked quarter due largely to loan growth.
- *Higher operating expenses were driven mainly by acquisitions.*
  - Acquisition costs incurred in the first quarter of 2015 accounted for 63% of the growth in operating expenses compared to the first quarter of 2014, and 80% of the growth compared to the linked quarter.
  - The increase in full-time equivalent employees since March 31, 2014, due largely to acquisitions, contributed to the growth in salaries and benefit costs.
  - Net occupancy and equipment expenses increased largely as a result of the net increase of 32 branches since March 31, 2014, due to acquisitions.
- *Organic period-end total loan balances reflected a decrease of 1% year-to-date.*
  - Non-mortgage consumer loan balances grew at an 11% annualized rate for the quarter.
  - Commercial loan balances decreased $7.6 million due to large, expected payoffs.
  - Loan production, for both commercial and consumer, remained strong during the quarter.
  - Organic loan activity during 2015 was supplemented by the NB&T acquisition, which accounted for $387.1 million of loans as of March 31, 2015.
  - Quarterly average net loan balances were up 8% compared to linked quarter, and 42% compared to a year ago.
- *Asset quality trends remained favorable, but criticized assets increased during the quarter.*
  - Net charge-offs for the quarter remained at historically low levels.
  - Nonperforming assets improved to 0.68% of total loans and OREO.

- ◦ Organic criticized assets increased during the quarter due mainly to one commercial relationship being downgraded.
- ◦ Allowance for loan losses remained consistent at 1.48% of originated loans at March 31, 2015.
- • ***Retail deposit balances grew during the quarter, while overall mix continued to shift toward low-cost core deposits.***
  - ◦ The NB&T acquisition added $607.1 million of deposits as of March 31, 2015.
  - ◦ Organic retail deposit balances grew 2% compared to the linked quarter, due to seasonality.
  - ◦ Non-interest-bearing balances comprised 27% of total deposits at March 31, 2015.
  - ◦ Quarterly average retail deposit balances were up 9% compared to linked quarter, and 35% compared to a year ago.

**MARIETTA, Ohio** - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the three months ended March 31, 2015. Peoples recorded a net loss of $0.7 million for the first quarter of 2015, representing a loss per diluted common share of $0.04. In comparison, net income was $4.2 million, or $0.28 per diluted common share, for the fourth quarter of 2014, and $4.8 million, or $0.44 per diluted common share, for the first quarter of 2014. The net loss recorded for the first quarter was primarily a result of the acquisition costs incurred, mainly related to the acquisition of NB&T Financial Group, Inc. ("NB&T").

"Net interest income remained strong during the first quarter; however, our overall results are noisy given the acquisition activity we have completed over the last twelve months," said Chuck Sulerzyski, President and Chief Executive Officer. "As we work through the noise in the numbers, we see a core bank that is performing well, and acquisitions that are contributing to the overall success of the organization. The growth in expenses was due largely to the acquisition costs incurred and the additions to our employee base and footprint as our Company has grown significantly. Our loan production continued to be strong; however, it was muted by a few large, expected payoffs, and our asset quality was maintained. After adjusting for the non-core charges, we are pleased with our results and remain optimistic that we can achieve goals we set for 2015. Excluding non-core charges, earnings would have equated to $0.43 per diluted common share. We remain confident in our ability to lower our efficiency ratio below 65% in the second half of 2015, and in our ability to achieve 7% to 9% organic loan growth."

"The first quarter was our fourth consecutive quarter completing an acquisition, and it was our largest bank acquisition to date. The NB&T acquisition dramatically expanded our presence into desirable new markets in southwest Ohio," said Sulerzyski. "Our teams worked hard to close the acquisition, and we are excited to begin introducing our expanded array of products and services to clients in the region."

As previously announced, Peoples completed the NB&T acquisition as of the close of business on March 6, 2015. This transaction resulted in Peoples acquiring 22 full-service banking offices in southwest Ohio, adding approximately $156.4 million of investment securities, $390.0 million of loans and $629.5 million of deposits, after fair value adjustments, as of the acquisition date. The acquisition was accounted for as a business combination with the total merger consideration valued at approximately $102.7 million, consisting of an aggregate of 3.2 million Peoples' common shares and an aggregate of $26.7 million in cash. The fair value adjustments are preliminary.

In conjunction with the announcement of execution of the NB&T merger agreement, Peoples announced the completion of a capital raise through the sale of 1.8 million common shares to institutional investors through a private placement on August 7, 2014. Peoples received net proceeds of $40.2 million from the sale, and used the proceeds, in part, to fund the cash consideration for the NB&T acquisition.

Net interest income was $21.4 million, up 6% compared to the linked quarter and 38% higher than the prior year's first quarter, while net interest margin for these periods was 3.46%, 3.53% and 3.35%, respectively. The improvement in net interest income was driven largely by growth in earning assets due to higher loan balances, the change in the asset mix, a reduction in funding costs and accretion income from the acquisitions completed to date. The net interest margin below 3.50% for the quarter was due largely to the higher than normal cash balance that was carried for part of the quarter, mainly due to the $130.3 million of cash acquired as part of the NB&T acquisition, which accounted for 3 basis points of the compression. Average investment securities, as a percentage of average earning assets, were 30% for the first quarter of 2015, compared to 31% for the linked quarter and 36% for the first quarter of 2014. The accretion income and amortization expense from the acquisitions completed to date added 8 basis points of net interest margin in the first quarter of 2015, compared to 20 basis points for the linked quarter and 7 basis points for the first quarter of 2014.

"We continue to benefit from strong net interest income and margin, which is the result of a combination of factors. On the investment side, we continue to seek opportunities to decrease the relative size of the investment portfolio, which was 26% of total assets as of March 31, 2015. The acquisitions have continued to provide strength, with the loan balances and accretion income. Although our organic loan balances declined during the quarter due to a few large payoffs, we continue to see strong production in both commercial and consumer lending," said Ed Sloane, Chief Financial Officer and Treasurer. "Given the high cash balance during the quarter, we still feel strongly that we will maintain a net interest margin in the 350s during the remainder of 2015, and we have made great progress on our asset mix goal of investments comprising 25% of our total assets by the end of the year."

Total non-interest income for the first quarter of 2015 grew compared to the linked quarter and the prior year first quarter, by13% and 12%, respectively. The growth over the linked quarter was due largely to annual performance-based insurance income, for which a majority is recognized in the first quarter each year. All categories comprising total non-interest income were up compared to the first quarter of 2014, most notably electronic banking income, trust and investment income, and insurance income, with growth of 29%, 11% and 5%, respectively. Annual performance-based insurance income was $1.4 million for the first quarter of 2015, $0.1 million for the linked quarter, and $1.2 million for the first quarter of 2014.

"Our fee-based businesses contributed 35% of the total revenue for the quarter, which was relatively consistent with the fourth quarter of 2014, but lower than the 40% they contributed in the first quarter of 2014," said Sulerzyski. "We strive to maintain our diversified revenue stream, and are continuing to actively seek acquisitions to help achieve the goal."

Non-interest expenses totaled $32.9 million, $8.9 million higher than the linked quarter and $14.1 million higher than the prior year first quarter. The majority of the increase was attributable to acquisition costs recognized in each period, for which $9.0 million was recognized in non-interest expenses during the first quarter of 2015, compared to $1.9 million in the linked quarter and $0.2 million in the first quarter of 2014. The $9.0 million recorded in the first quarter of 2015 consisted primarily of severance costs, deconversion costs, and professional and legal fees related to the acquisition. Salaries and employee benefit costs accounted for much of the remainder of the growth in non-interest expenses compared to both periods, as the number of employees increased significantly, largely as a result of the acquisitions completed. The number of full-time equivalent employees was 847 at March 31, 2015, 699 at December 31, 2014 and 557 at March 31, 2014. Additionally, during the first quarter of 2015, Peoples incurred pension settlement charges of $269,000, compared to $17,000 in the fourth quarter of 2014 and $486,000 in the first quarter of 2014. The efficiency ratio for the first quarter of 2015 was 96.71%, compared to 76.55% for the fourth quarter of 2014 and 71.13% for the first quarter of 2014. The increase in the ratio for the quarter was the result of the increase in non-interest expenses, mainly due to non-core charges incurred.

As noted previously, period-end organic loan balances, which only exclude the loans acquired from NB&T, declined $11.7 million, which was driven by declines in mortgage balances and commercial loan balances. Non-mortgage consumer loans grew $5.3 million, or 11% annualized. The decline in mortgage balances was due largely to the run-off of portfolios acquired in the three merger transactions that closed in 2014. Commercial loan balances experienced some large payoffs during the first quarter, comprised mainly of five large relationships totaling $16.5 million, made up of $9.6 million of commercial and industrial and $6.9 million of commercial real estate loans. The payoffs in commercial loans were largely anticipated, and were partially offset by another quarter of strong production. The NB&T acquisition added $387.1 million of loans to the balances as of March 31, 2015, of which $210.9 million were commercial real estate, $103.4 million were residential real estate loans, $48.4 million were commercial and industrial loans, $21.6 million were home equity lines of credit, and $2.8 million were consumer loans. The combination of organic decline and balances acquired from NB&T resulted in an increase of $132.1 million in average net loan balances for the quarter compared to the linked quarter.

"Our loan production remained strong during the quarter in both consumer and commercial. Commercial was able to offset some of the large loan payoffs experienced during the quarter," said Sulerzyski. "Consumer balances continue to gain a larger percentage of the loan portfolio, and were 44% of our total portfolio at March 31, 2015, compared to 39% of the portfolio at March 31, 2014. To further supplement our existing capabilities, we recently announced the hiring of additional, high-level, commercial banking talent in our southwest Ohio region."

During the quarter, Peoples recorded net charge-offs of $143,000, compared to net recoveries of $197,000 during the linked quarter, resulting in a net charge-off rate of 3 basis points, which remained well below the historical rates of 30 basis points to 50 basis points. Total nonperforming assets increased by $1.5 million during the quarter mainly because of a previously acquired commercial real estate loan that was more than 90 days past due and accruing, as well as the fair value of the other real estate owned ("OREO") balance acquired from NB&T of $648,000. Organic criticized assets, which are those classified as watch, substandard or doubtful, increased due largely to one commercial relationship for $13.7 million, comprised of three commercial and industrial loan balances, being downgraded during the quarter. As a percentage of total loans plus OREO, total nonperforming assets were 0.68% at quarter-end versus 0.75% at year-end 2014 and 0.79% a year ago. At quarter-end, the ratio of the allowance for loan losses as a percent of originated loans, net of deferred fees and costs, was 1.48%, consistent with December 31, 2014, which does not include acquired loan balances.

Peoples' retail deposits grew $649.6 million, or 34%, during the quarter, as the NB&T acquisition added $607.1 million of deposits as of March 31, 2015. The organic growth of $42.6 million, or 2%, was largely a result of an increase in governmental and savings account balances, and non-interest bearing balances. Balances in each of these account types normally are higher in the first quarter of each year compared to other quarters. Organic growth and acquired balances resulted in an increase of $173.7 million, or 9%, in average retail deposits for the quarter compared to the linked quarter.

"Overall, we are pleased with our first quarter results, and excited about the remainder of 2015 as we continue to benefit from the acquisitions we have completed in the last twelve months," summarized Sulerzyski. "Although our first quarter numbers are noisy, when adjusted for the non-core charges, the results make us confident in our ability to achieve our goals for 2015."

Peoples Bancorp Inc. is a diversified financial services holding company with $3.2 billion in total assets, 81 locations and 81 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Results:

Peoples will conduct a facilitated conference call to discuss first quarter 2015 results of operations today at 11:00 a.m., Eastern Daylight Saving Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP measures used in this news release:

- Tangible assets and tangible equity measures are non-GAAP since they exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets and the related amortization from earnings.

- Pre-provision net revenue is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/ or losses included in earnings.

- Adjusted core net income is non-GAAP since it excludes non-core charges incurred during the period and the tax expense is adjusted to be the estimated, effective tax rate for the year.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures".

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "could", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of recently completed acquisitions and the expansion of consumer lending activity; (2) Peoples' ability to integrate the Midwest Bancshares, Inc., Ohio Heritage Bancorp, Inc., North Akron Savings Bank and NB&T acquisitions and any future acquisitions may be unsuccessful, or may be more difficult, time-consuming or costly than expected; (3) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders; (4) local, regional, national and international economic conditions and the impact they may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated; (5) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures, third-party relationships and revenues, and Peoples' ability to attract, develop and retain qualified professionals; (6) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the U.S. government and Board of Governors of the Federal Reserve System ("Federal Reserve Board"), which may adversely impact interest rates, interest margins and interest rate sensitivity; (7) changes in prepayment speeds, loan originations, levels of non-performing assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (8) adverse changes in the economic conditions and/or activities, including, but not limited to, impacts from the implementation of the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, as well as continued economic uncertainty in the U.S., the European Union, and other areas, which could decrease sales volumes and increase loan delinquencies and defaults; (9) legislative or regulatory changes or actions, including in particular the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations promulgated and to be promulgated thereunder by the Office of the Comptroller of the Currency, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses; (10) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses; (11) changes in accounting standards, policies, estimates or procedures which may adversely affect Peoples' reported financial condition or results of operations; (12) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results; (13) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities; (14) Peoples' ability to receive dividends from its subsidiaries; (15) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (16) the impact of new minimum capital thresholds established as a part of the implementation of Basel III; (17) the impact of larger or similar sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity; (18) the costs and effects of regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; (19) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, may prove inadequate, which could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss; (20) the overall adequacy of Peoples' risk management program; (21) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international military or terrorist activities or conflicts; and (22) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its March 31, 2015 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

# PER COMMON SHARE DATA AND SELECTED RATIOS

|  | Three Months Ended | | |
|---|---|---|---|
|  | March 31, 2015 | December 31, 2014 | March 31, 2014 |
| **PER COMMON SHARE:** | | | |
| (Loss) earnings per common share: | | | |
| Basic | $ (0.04) | $ 0.29 | $ 0.45 |
| Diluted | (0.04) | 0.28 | 0.44 |
| Cash dividends declared per common share | 0.15 | 0.15 | 0.15 |
| Book value per common share | 22.82 | 22.92 | 21.63 |
| Tangible book value per common share (a) | 15.01 | 15.57 | 14.38 |
| Closing stock price at end of period | $ 23.64 | $ 25.93 | $ 24.73 |
| **SELECTED RATIOS:** | | | |
| Return on average stockholders' equity (b) | (0.78)% | 5.03% | 8.56% |
| Return on average assets (b) | (0.10)% | 0.66% | 0.95% |
| Efficiency ratio (c) | 96.71 % | 76.55% | 71.13% |
| Pre-provision net revenue to average assets (b)(d) | — % | 0.99% | 1.38% |
| Net interest margin (b)(e) | 3.46 % | 3.53% | 3.35% |
| Dividend payout ratio | N/A | 53.22% | 33.91% |

(a)  This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity.  Additional information regarding the calculation of this ratio is included at the end of this news release.

(b)  Ratios are presented on an annualized basis.

(c)  Non-interest expense (less other intangible asset amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less investment securities, debt extinguishment, loans held-for-sale and other real estate owned, and other assets gains/losses).

(d)  This amount represents a non-GAAP financial measure since pre-provision net revenue excludes the provision for or recovery of loan losses and net gains or losses on investment securities, debt extinguishment, loans held-for-sale and other real estate owned, and other assets.  This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions.  Additional information regarding the calculation of this ratio is included at the end of this news release.

(e)  Information presented on a fully tax-equivalent basis.

# CONSOLIDATED STATEMENTS OF OPERATIONS

| (in $000's) | | Three Months Ended | | |
|---|---|---|---|---|
| | | March 31, 2015 | December 31, 2014 | March 31, 2014 |
| Total interest income | $ | 24,159 | $ 22,868 | $ 18,152 |
| Total interest expense | | 2,740 | 2,744 | 2,672 |
| Net interest income | | 21,419 | 20,124 | 15,480 |
| Provision for loan losses | | 350 | 128 | 8 |
| Net interest income after provision for loan losses | | 21,069 | 19,996 | 15,472 |
| Net gain (loss) on investment securities | | 600 | 238 | (30) |
| Loss on debt extinguishment | | (520) | — | — |
| Net (loss) gain on loans held-for-sale and other real estate owned | | (8) | (95) | 18 |
| Net loss on other assets | | (575) | (51) | (7) |
| **Non-interest income:** | | | | |
| Insurance income | | 4,312 | 2,876 | 4,116 |
| Deposit account service charges | | 2,295 | 2,386 | 2,111 |
| Trust and investment income | | 2,047 | 2,029 | 1,847 |
| Electronic banking income | | 1,980 | 1,846 | 1,539 |
| Mortgage banking income | | 303 | 365 | 227 |
| Other non-interest income | | 571 | 676 | 455 |
| Total non-interest income | | 11,508 | 10,178 | 10,295 |
| **Non-interest expense:** | | | | |
| Salaries and employee benefit costs | | 17,361 | 12,893 | 10,792 |
| Net occupancy and equipment | | 2,295 | 2,017 | 1,816 |
| Professional fees | | 2,447 | 2,024 | 854 |
| Electronic banking expense | | 1,124 | 1,213 | 1,082 |
| Data processing and software | | 735 | 626 | 570 |
| Amortization of other intangible assets | | 673 | 516 | 263 |
| Marketing expense | | 645 | 759 | 459 |
| Franchise tax | | 548 | 177 | 385 |
| Communication expense | | 502 | 472 | 359 |
| FDIC insurance | | 424 | 382 | 260 |
| Foreclosed real estate and other loan expenses | | 321 | 280 | 215 |
| Other non-interest expense | | 5,839 | 2,622 | 1,762 |
| Total non-interest expense | | 32,914 | 23,981 | 18,817 |
| (Loss) income before income taxes | | (840) | 6,285 | 6,931 |
| Income tax (benefit) expense | | (151) | 2,040 | 2,148 |
| Net (loss) income | $ | (689) | $ 4,245 | $ 4,783 |
| **PER SHARE DATA:** | | | | |
| (Loss) earnings per common share – Basic | $ | (0.04) | $ 0.29 | $ 0.45 |
| (Loss) earnings per common share – Diluted | $ | (0.04) | $ 0.28 | $ 0.44 |
| Cash dividends declared per common share | $ | 0.15 | $ 0.15 | $ 0.15 |
| Weighted-average common shares outstanding – Basic | | 15,802,334 | 14,660,314 | 10,636,089 |
| Weighted-average common shares outstanding – Diluted | | 15,930,235 | 14,809,289 | 10,740,884 |
| Actual common shares outstanding (end of period) | | 18,374,256 | 14,836,727 | 10,657,569 |

## CONSOLIDATED BALANCE SHEETS

| (in $000's) | | March 31, 2015 | | December 31, 2014 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents: | | | | |
| Cash and due from banks | $ | 49,792 | $ | 42,230 |
| Interest-bearing deposits in other banks | | 116,610 | | 19,224 |
| Total cash and cash equivalents | | 166,402 | | 61,454 |
| Available-for-sale investment securities, at fair value (amortized cost of $748,622 at March 31, 2015 and $632,967 at December 31, 2014) | | 760,822 | | 636,880 |
| Held-to-maturity investment securities, at amortized cost (fair value of $48,774 at March 31, 2015 and $48,442 at December 31, 2014) | | 48,045 | | 48,468 |
| Other investment securities, at cost | | 36,251 | | 28,311 |
| Total investment securities | | 845,118 | | 713,659 |
| Loans, net of deferred fees and costs | | 1,996,296 | | 1,620,898 |
| Allowance for loan losses | | (18,088) | | (17,881) |
| Net loans | | 1,978,208 | | 1,603,017 |
| Loans held for sale | | 5,039 | | 4,374 |
| Bank premises and equipment, net | | 50,686 | | 40,335 |
| Goodwill | | 124,660 | | 98,562 |
| Other intangible assets | | 18,777 | | 10,596 |
| Other assets | | 58,141 | | 35,772 |
| **Total assets** | $ | 3,247,031 | $ | 2,567,769 |
| **Liabilities** | | | | |
| Deposits: | | | | |
| Non-interest-bearing deposits | $ | 695,131 | $ | 493,162 |
| Interest-bearing deposits | | 1,886,005 | | 1,439,912 |
| Total deposits | | 2,581,136 | | 1,933,074 |
| Short-term borrowings | | 91,101 | | 88,277 |
| Long-term borrowings | | 130,074 | | 179,083 |
| Accrued expenses and other liabilities | | 25,502 | | 27,217 |
| Total liabilities | | 2,827,813 | | 2,227,651 |
| **Stockholders' Equity** | | | | |
| Preferred stock, no par value, 50,000 shares authorized, no shares issued at March 31, 2015 and December 31, 2014 | | — | | — |
| Common stock, no par value, 24,000,000 shares authorized, 18,918,525 shares issued at March 31, 2015 and 15,599,643 shares issued at December 31, 2014, including shares in treasury | | 342,484 | | 265,742 |
| Retained earnings | | 87,430 | | 90,391 |
| Accumulated other comprehensive income (loss), net of deferred income taxes | | 4,262 | | (1,301) |
| Treasury stock, at cost, 599,738 shares at March 31, 2015 and 590,246 shares at December 31, 2014 | | (14,958) | | (14,714) |
| Total stockholders' equity | | 419,218 | | 340,118 |
| **Total liabilities and stockholders' equity** | $ | 3,247,031 | $ | 2,567,769 |

# SELECTED FINANCIAL INFORMATION

| (in $000's, end of period) | | March 31, 2015 | | December 31, 2014 | | September 30, 2014 | | June 30, 2014 | | March 31, 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Loan Portfolio** | | | | | | | | | | |
| Commercial real estate, construction | $ | **54,035** | $ | 38,952 | $ | 25,877 | $ | 56,421 | $ | 55,935 |
| Commercial real estate, other | | **746,766** | | 556,135 | | 543,928 | | 463,644 | | 458,580 |
| Commercial and industrial | | **325,976** | | 280,031 | | 261,484 | | 254,428 | | 233,329 |
| Residential real estate | | **574,080** | | 479,443 | | 411,089 | | 313,374 | | 268,794 |
| Home equity lines of credit | | **101,713** | | 80,695 | | 75,234 | | 61,838 | | 60,319 |
| Consumer | | **190,580** | | 182,709 | | 179,473 | | 162,918 | | 143,541 |
| Deposit account overdrafts | | **3,146** | | 2,933 | | 2,669 | | 5,282 | | 6,008 |
| Total loans | $ | **1,996,296** | $ | 1,620,898 | $ | 1,499,754 | $ | 1,317,905 | $ | 1,226,506 |
| Total acquired loans (a) | $ | **775,331** | $ | 408,884 | $ | 302,972 | $ | 147,459 | $ | 95,373 |
| **Deposit Balances** | | | | | | | | | | |
| Interest-bearing deposits: | | | | | | | | | | |
| Retail certificates of deposit | $ | **494,896** | $ | 432,563 | $ | 408,868 | $ | 373,072 | $ | 355,345 |
| Money market deposit accounts | | **402,252** | | 337,387 | | 309,721 | | 268,939 | | 276,226 |
| Governmental deposit accounts | | **316,104** | | 161,305 | | 183,213 | | 165,231 | | 177,590 |
| Savings accounts | | **406,276** | | 295,307 | | 262,949 | | 244,472 | | 227,695 |
| Interest-bearing demand accounts | | **228,373** | | 173,659 | | 156,867 | | 142,170 | | 133,508 |
| Total retail interest-bearing deposits | | **1,847,901** | | 1,400,221 | | 1,321,618 | | 1,193,884 | | 1,170,364 |
| Brokered certificates of deposits | | **38,104** | | 39,691 | | 39,671 | | 40,650 | | 45,072 |
| Total interest-bearing deposits | | **1,886,005** | | 1,439,912 | | 1,361,289 | | 1,234,534 | | 1,215,436 |
| Non-interest-bearing deposits | | **695,131** | | 493,162 | | 500,330 | | 426,384 | | 417,629 |
| Total deposits | $ | **2,581,136** | $ | 1,933,074 | $ | 1,861,619 | $ | 1,660,918 | $ | 1,633,065 |
| **Asset Quality** | | | | | | | | | | |
| Nonperforming assets (NPAs): | | | | | | | | | | |
| Loans 90+ days past due and accruing | $ | **3,700** | $ | 2,799 | $ | 2,565 | $ | 3,438 | $ | 159 |
| Nonaccrual loans | | **8,362** | | 8,406 | | 6,322 | | 7,867 | | 8,806 |
| Total nonperforming loans (NPLs) | | **12,062** | | 11,205 | | 8,887 | | 11,305 | | 8,965 |
| Other real estate owned (OREO) | | **1,548** | | 946 | | 1,045 | | 915 | | 773 |
| Total NPAs | $ | **13,610** | $ | 12,151 | $ | 9,932 | $ | 12,220 | $ | 9,738 |
| Allowance for loan losses as a percent of NPLs (b)(c) | | **149.96%** | | 159.58% | | 197.54% | | 153.78% | | 188.19% |
| NPLs as a percent of total loans (b)(c) | | **0.60%** | | 0.69% | | 0.59% | | 0.86% | | 0.73% |
| NPAs as a percent of total assets (b)(c) | | **0.42%** | | 0.47% | | 0.41% | | 0.56% | | 0.47% |
| NPAs as a percent of total loans and OREO (b)(c) | | **0.68%** | | 0.75% | | 0.66% | | 0.92% | | 0.79% |
| Allowance for loan losses as a percent of originated loans, net of deferred fees and costs (b) | | **1.48%** | | 1.48% | | 1.47% | | 1.49% | | 1.49% |
| **Capital Information(d)** | | | | | | | | | | |
| Tier 1 risk-based capital ratio | | **14.06%** | | 14.32% | | 14.53% | | 12.33% | | 12.56% |
| Total risk-based capital ratio (Tier 1 and Tier 2) | | **15.03%** | | 15.48% | | 15.73% | | 13.65% | | 13.92% |
| Leverage ratio | | **10.98%** | | 9.92% | | 10.64% | | 8.76% | | 8.56% |
| Tier 1 capital | | **287,612** | | 241,707 | | 232,720 | | 177,394 | | 170,677 |
| Total capital (Tier 1 and Tier 2) | | **307,572** | | 261,371 | | 251,977 | | 196,426 | | 189,145 |
| Total risk-weighted assets | $ | **2,045,783** | $ | 1,687,968 | $ | 1,601,664 | $ | 1,438,683 | $ | 1,358,691 |
| Tangible equity to tangible assets (e) | | **8.89%** | | 9.39% | | 9.40% | | 7.90% | | 7.66% |

(a) Includes all loans acquired in 2012 and thereafter.
(b) Data presented as of the end of the period indicated.
(c) Nonperforming loans include loans 90 days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and other real estate owned.
(d) March 31, 2015 data based on preliminary analysis and subject to revision.
(e) These ratios represent non-GAAP financial measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of these ratios is included at the end of this news release.

## PROVISION FOR LOAN LOSSES INFORMATION

| (in $000's) | Three Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | March 31, 2015 | | December 31, 2014 | | March 31, 2014 | |
| **Provision for Loan Losses** | | | | | | |
| Provision for checking account overdrafts | $ | 100 | $ | 128 | $ | 8 |
| Provision for other loan losses | | 250 | | — | | — |
| Total provision for loan losses | $ | 350 | $ | 128 | $ | 8 |
| **Net Charge-Offs (Recoveries)** | | | | | | |
| Gross charge-offs | $ | 584 | $ | 920 | $ | 618 |
| Recoveries | | 441 | | 1,117 | | 415 |
| Net charge-offs (recoveries) | $ | 143 | $ | (197) | $ | 203 |
| **Net Charge-Offs (Recoveries) by Type** | | | | | | |
| Commercial real estate, construction | $ | — | $ | — | $ | — |
| Commercial real estate, other | | (45) | | (870) | | (112) |
| Commercial and industrial | | (12) | | 141 | | 44 |
| Residential real estate | | 71 | | 101 | | 99 |
| Home equity lines of credit | | 43 | | 61 | | 14 |
| Consumer | | 1 | | 226 | | 118 |
| Deposit account overdrafts | | 85 | | 144 | | 40 |
| Total net charge-offs (recoveries) | $ | 143 | $ | (197) | $ | 203 |
| As a percent of average gross loans (annualized) | | 0.03% | | (0.05)% | | 0.07% |

## SUPPLEMENTAL INFORMATION

| (in $000's, end of period) | March 31, 2015 | | December 31, 2014 | | September 30, 2014 | | June 30, 2014 | | March 31, 2014 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Trust assets under management | $ | 1,319,423 | $ | 1,022,189 | $ | 999,822 | $ | 1,014,865 | $ | 995,861 |
| Brokerage assets under management | | 501,635 | | 525,089 | | 511,400 | | 513,890 | | 494,246 |
| Mortgage loans serviced for others | $ | 386,261 | $ | 352,779 | $ | 343,659 | $ | 341,893 | $ | 340,057 |
| Employees (full-time equivalent) | | 847 | | 699 | | 643 | | 576 | | 557 |

# CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

**Three Months Ended**

| (in $000's) | March 31, 2015 Balance | Income/ Expense | Yield/ Cost | December 31, 2014 Balance | Income/ Expense | Yield/ Cost | March 31, 2014 Balance | Income/ Expense | Yield/ Cost |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Short-term investments | $ 62,858 | $ 37 | 0.23% | $ 30,770 | $ 20 | 0.26% | $ 7,058 | $ 20 | 1.15% |
| Other long-term investments | 1,345 | 3 | 0.90% | 1,453 | 4 | 1.09% | 2,254 | 3 | 0.54% |
| Investment securities (a)(b) | 758,262 | 5,324 | 2.81% | 719,833 | 4,961 | 2.76% | 675,311 | 5,024 | 2.98% |
| Gross loans (a) | 1,718,255 | 19,204 | 4.48% | 1,585,728 | 18,235 | 4.60% | 1,214,664 | 13,410 | 4.43% |
| Allowance for loan losses | (17,888) | | | (17,495) | | | (17,228) | | |
| Total earning assets | 2,522,832 | 24,568 | 3.90% | 2,320,289 | 23,220 | 4.00% | 1,882,059 | 18,457 | 3.93% |
| Intangible assets | 120,596 | | | 107,002 | | | 77,448 | | |
| Other assets | 118,844 | | | 111,035 | | | 91,095 | | |
| Total assets | $ 2,762,272 | | | $ 2,538,326 | | | $ 2,050,602 | | |
| **Liabilities and Equity** | | | | | | | | | |
| Interest-bearing deposits: | | | | | | | | | |
| Savings accounts | $ 326,385 | $ 43 | 0.05% | $ 284,221 | $ 38 | 0.05% | $ 220,935 | $ 30 | 0.06% |
| Government deposit accounts | 211,607 | 123 | 0.24% | 173,845 | 113 | 0.26% | 149,057 | 123 | 0.33% |
| Interest-bearing demand accounts | 181,322 | 39 | 0.09% | 170,006 | 36 | 0.08% | 137,026 | 28 | 0.08% |
| Money market deposit accounts | 350,453 | 140 | 0.16% | 337,506 | 136 | 0.16% | 278,413 | 111 | 0.16% |
| Brokered certificates of deposits | 38,434 | 352 | 3.71% | 39,681 | 370 | 3.70% | 47,335 | 436 | 3.74% |
| Retail certificates of deposit | 444,602 | 862 | 0.78% | 431,534 | 865 | 0.80% | 360,457 | 840 | 0.95% |
| Total interest-bearing deposits | 1,552,803 | 1,559 | 0.41% | 1,436,793 | 1,558 | 0.43% | 1,193,223 | 1,568 | 0.53% |
| Short-term borrowings | 84,829 | 35 | 0.17% | 76,930 | 33 | 0.17% | 102,874 | 31 | 0.12% |
| Long-term borrowings | 178,355 | 1,146 | 2.59% | 175,045 | 1,154 | 2.63% | 121,517 | 1,072 | 3.55% |
| Total borrowed funds | 263,184 | 1,181 | 1.81% | 251,975 | 1,187 | 1.88% | 224,391 | 1,103 | 1.98% |
| Total interest-bearing liabilities | 1,815,987 | 2,740 | 0.61% | 1,688,768 | 2,745 | 0.65% | 1,417,614 | 2,671 | 0.76% |
| Non-interest-bearing deposits | 550,318 | | | 493,901 | | | 385,471 | | |
| Other liabilities | 37,729 | | | 21,052 | | | 20,876 | | |
| Total liabilities | 2,404,034 | | | 2,203,721 | | | 1,823,961 | | |
| Stockholders' equity | 358,238 | | | 334,605 | | | 226,641 | | |
| Total liabilities and equity | $ 2,762,272 | | | $ 2,538,326 | | | $ 2,050,602 | | |
| Net interest income/spread (a) | | $ 21,828 | 3.29% | | $ 20,475 | 3.35% | | $ 15,786 | 3.17% |
| Net interest margin (a) | | | 3.46% | | | 3.53% | | | 3.35% |

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

# NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

| | | | | | At or For the Three Months Ended | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (in $000's) | | March 31, 2015 | | December 31, 2014 | | September 30, 2014 | | June 30, 2014 | | March 31, 2014 |
| **Tangible Equity:** | | | | | | | | | | |
| Total stockholders' equity, as reported | $ | 419,218 | $ | 340,118 | $ | 319,282 | $ | 244,270 | $ | 230,576 |
| Less: goodwill and other intangible assets | | 143,437 | | 109,158 | | 100,016 | | 79,626 | | 77,288 |
| Tangible equity | $ | 275,781 | $ | 230,960 | $ | 219,266 | $ | 164,644 | $ | 153,288 |
| **Tangible Assets:** | | | | | | | | | | |
| Total assets, as reported | $ | 3,247,031 | $ | 2,567,769 | $ | 2,432,903 | $ | 2,163,274 | $ | 2,078,253 |
| Less: goodwill and other intangible assets | | 143,437 | | 109,158 | | 100,016 | | 79,626 | | 77,288 |
| Tangible assets | $ | 3,103,594 | $ | 2,458,611 | $ | 2,332,887 | $ | 2,083,648 | $ | 2,000,965 |
| **Tangible Book Value per Share:** | | | | | | | | | | |
| Tangible equity | $ | 275,781 | $ | 230,960 | $ | 219,266 | $ | 164,644 | $ | 153,288 |
| Common shares outstanding | | 18,374,256 | | 14,836,727 | | 14,150,279 | | 10,926,436 | | 10,657,569 |
| Tangible book value per common share | $ | 15.01 | $ | 15.57 | $ | 15.50 | $ | 15.07 | $ | 14.38 |
| **Tangible Equity to Tangible Assets Ratio:** | | | | | | | | | | |
| Tangible equity | $ | 275,781 | $ | 230,960 | $ | 219,266 | $ | 164,644 | $ | 153,288 |
| Tangible assets | $ | 3,103,594 | $ | 2,458,611 | $ | 2,332,887 | $ | 2,083,648 | $ | 2,000,965 |
| Tangible equity to tangible assets | | 8.89% | | 9.39% | | 9.40% | | 7.90% | | 7.66% |

| | | | Three Months Ended | | | |
|---|---|---|---|---|---|---|
| (in $000's) | | March 31, 2015 | | December 31, 2014 | | March 31, 2014 |
| **Pre-Provision Net Revenue:** | | | | | | |
| (Loss) income before income taxes | $ | (840) | $ | 6,285 | $ | 6,931 |
| Add: provision for loan losses | | 350 | | 128 | | 8 |
| Add: loss on debt extinguishment | | 520 | | — | | — |
| Add: net loss on loans held-for-sale and OREO | | 8 | | 95 | | — |
| Add: net loss on securities transactions | | — | | — | | 30 |
| Add: net loss on other assets | | 575 | | 51 | | 7 |
| Less: net gain on loans held-for-sale and OREO | | — | | — | | 18 |
| Less: net gain on securities transactions | | 600 | | 238 | | — |
| Pre-provision net revenue | $ | 13 | $ | 6,321 | $ | 6,958 |
| Pre-provision net revenue | $ | 13 | $ | 6,321 | $ | 6,958 |
| Total average assets | $ | 2,762,272 | $ | 2,538,326 | $ | 2,050,602 |
| Pre-provision net revenue to total average assets (annualized) | | —% | | 0.99% | | 1.38% |

| (in $000's) | Three Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | | March 31, 2015 | | December 31, 2014 | | March 31, 2014 |
| **Adjusted Core Net Income:** | | | | | | |
| (Loss) income before income taxes - Reported | $ | (840) | $ | 6,285 | $ | 6,931 |
| Acquisition costs | | (9,043) | | (1,869) | | (151) |
| (Losses) gains | | (503) | | 92 | | (19) |
| Pension settlement charge | | (269) | | (17) | | (486) |
| Other | | (100) | | (398) | | (100) |
| Income before income taxes - Adjusted | $ | 9,075 | $ | 8,477 | $ | 7,687 |
| Income tax expense (31%) | | 2,813 | | 2,628 | | 2,383 |
| Net income - Adjusted | $ | 6,262 | $ | 5,849 | $ | 5,304 |
| Weighted-average shares outstanding – Basic - Reported | | 15,802,334 | | 14,660,314 | | 10,636,089 |
| Capital raise shares impact prior to NB&T acquisition | | 1,314,010 | | 1,847,826 | | — |
| Weighted-average shares outstanding – Basic - Adjusted | | 14,488,324 | | 12,812,488 | | 10,636,089 |
| (Loss) earnings per common share – Diluted - Reported | $ | (0.04) | $ | 0.28 | $ | 0.44 |
| Earnings per common share – Diluted - Adjusted | $ | 0.43 | $ | 0.45 | $ | 0.49 |

**END OF RELEASE**